Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 23 DATED DECEMBER 26, 2012
TO THE PROSPECTUS DATED OCTOBER 7, 2011
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated October 7, 2011, as supplemented by supplement no. 12 dated April 20, 2012, supplement no. 17 dated July 20, 2012, supplement no. 18 dated August 14, 2012, supplement no. 19 dated October 9, 2012, supplement no. 20 dated October 15, 2012, supplement no. 21 dated November 9, 2012 and supplement no. 22 dated December 21, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition of an office building containing 364,366 rentable square feet in Irving, Texas.
Acquisition of the Tower on Lake Carolyn
On December 21, 2012, we, through an indirect wholly owned subsidiary, acquired an office building containing 364,366 rentable square feet (the "Tower on Lake Carolyn") from SP III 909 Lake Carolyn Parkway, L.P. The seller is not affiliated with us or our advisor. The Tower on Lake Carolyn is located in Irving, Texas on approximately 3.5 acres of land.
The contractual purchase price of the Tower on Lake Carolyn was approximately $46.3 million plus closing costs. We funded the acquisition of the Tower on Lake Carolyn with proceeds from this offering and $20.0 million of proceeds from our U.S. Bank Portfolio Loan credit facility. The Tower on Lake Carolyn was not added as security for the loan.
The Tower on Lake Carolyn was built in 1988 and renovated in 2007. As of December 1, 2012, the Tower of Lake Carolyn was 83% leased to 42 tenants.  The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of the Tower on Lake Carolyn is approximately $5.4 million. The current weighted-average remaining lease term for the tenants is approximately 4.4 years.  The current weighted-average rental rate over the remaining lease term is $21.55 per square foot.
The Tower on Lake Carolyn has one tenant that individually occupies more than 10% of the total rentable square feet of the property. The tenant is in the oil and gas industry and has operations in the United States, Canada, Europe and Asia. This tenant occupies 41,480 rentable square feet, or approximately 11% of the total property rentable square feet. Its lease expires on June 30, 2020, with a one-time five-year extension option. The tenant also has a one-time option to terminate a portion of the lease (4,738 square feet) effective on May 31, 2018, subject to a termination fee. As of December 1, 2012, the annualized base rent for this tenant was approximately $0.8 million, the remaining lease term was approximately 7.6 years and the average annual rental rate over the remaining lease term was $20.13 per square foot.
We believe that the Tower on Lake Carolyn is suitable for its intended purpose and is adequately insured. We do not intend to make significant renovations or improvements to the Tower on Lake Carolyn. For federal income tax purposes, the cost of the Tower on Lake Carolyn, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

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